2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Drills 55 metres of 8.5% Zinc at Neves Corvo and 4.0 metres of 44.4% Zinc at Galmoy

June 26, 2007 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to provide an update of the Company’ s ongoing surface exploration drilling programs at its Neves Corvo mine in Portugal and its Galmoy mine in Ireland.

Neves Corvo Mine

Since the last exploration update in April 2007 (see news release April 12, 2007), assays have been received for an additional 6 drill holes, including the widest high-grade zinc intersections yet encountered in this world-class deposit. These new drill results include hole NF22A which intersected a 55 metre section which returned 8.51% zinc and 2.47% lead, and hole ND20A-1 which intersected a 35 metre section grading 9.44% zinc and 3.16% lead. The intersections in these two holes are 425 metres apart.

Together with the results released in April 2007, these new drill hole intercepts continue to outline a large, continuous zone of high-grade zinc and lead mineralization within the Lombador sulphide lens. Hole NF22A is the deepest hole drilled into this zone to date, and the zone remains open down-dip from this intersection.

A complete summary table showing the results of these holes along with a longitudinal section showing the relative positions of the massive sulphide intercepts with respect to the Lombador deposit is attached to this release and provided on the Company’ s website at www.lundinmining.com. Highlighted intercepts are summarized in the table below.

				Est. True
Drillhole	From (m)	To (m)	Interval (m)	Width (m)	Cu %	Pb %	Zn %
NF22A	911.0	966.0	55.0	53.0	0.35	2.47	8.51
Incl.	922.0	950.0	28.0	27.0	0.29	3.96	11.07
ND20A-1	696.0	731.0	35.0	34.0	0.35	3.16	9.44
NE18C-3	747.0	777.0	30.0	28.0	0.46	2.51	8.11
Incl.	766.0	776.0	10.0	9.3	0.35	4.46	12.90
ND20A	658.0	666.0	8.0	8.0	0.20	0.80	6.81
Plus	738.0	752.0	14.0	14.0	0.30	1.76	9.82
NG22	927.5	944.0	16.5	16.5	0.45	1.24	8.68

Three drill rigs are currently committed to continuing to drill this area in order to delineate its ultimate size and to provide sufficient information to upgrade it to an Indicated Resource classification.

Galmoy Mine

A new zone of high-grade mineralization, known as the M Zone, is being delineated within 200 m of the CW orebody at an approximate depth of 100 m below surface in the vicinity of the mill. The discovery hole, GY-714, returned assays of 21.83% Zn, 1.55% Pb and 8.51 g/t Ag over a true thickness of 5.34 m; these results were previously disclosed on April 12, 2007 on the Company’ s website. Since that time two drill rigs have been delineating this new zone with several contiguous high-grade intercepts including GY-729 which returned assays of 44.38% Zn, 5.64% Pb and 4.97 g/t Ag over a true thickness of 4.03 m. This intercept represents some of the highest grade zinc-lead-silver mineralization ever encountered at Galmoy. There is currently insufficient drilling to determine the economic viability of the M Zone. However, the zone is open to the north and west where drilling is focusing on adding tonnage that may affect the life of mine.

Lundin Mining Corporation
News Release

A complete summary table showing the results of the M Zone drill holes and a drill hole location plan map of these holes is attached to this release and are provided on the Company’ s website at www.lundinmining.com. Highlighted intercepts are summarized in the table below.

			Interval	Est. True
Drillhole	From (m)	To (m)	(m)	Width (m)	Zn %	Pb %	Ag g/t
GY-714	85.20	91.00	5.80	5.34	21.83	1.55	8.51
GY-722	81.60	88.00	6.40	6.09	10.78	0.59	2.33
GY-724	86.00	90.30	4.30	4.30	14.25	2.02	4.39
GY-729	91.30	95.70	4.40	4.03	44.38	5.64	4.97
GY-737	89.00	94.40	5.40	5.32	18.69	2.42	5.59
GY-740	94.00	102.50	8.50	7.57	11.69	5.87	5.45

Neil O’ Brien, Senior Vice President of Exploration and Business Development for Lundin Mining, commented, "These additional great results further demonstrate the quality of our assets and the success of our brownfields exploration strategy. The aggressive near-mine exploration efforts, carried out by our dedicated exploration teams in Portugal and Ireland, are realizing the additional discovery potential at both of these mines."

Drill core was logged, split and sampled by Company personnel at its facilities on the Neves Corvo and Galmoy mine properties in Portugal and Ireland respectively. Samples were subsequently bagged, sealed and shipped under the custody of Company personnel to the Company’ s assay laboratories at the nearby respective minesites where the samples were prepared and analyzed by standard industry-recognized assay methods. The drill program and technical data are under the management of Bob Carmichael (Neves Corvo) and Andrew Bowden (Galmoy) who are both Qualified Persons pursuant to National Instrument 43-101 and have reviewed and verified the technical information contained in this news release.

For further information, please contact:

Neil O’ Brien, Senior Vice President, Exploration and Business Development: +1-778-991-4714 or neil.obrien@lundinmining.ca

Catarina Ihre, Manager, Investor Relations: +46-706-07-92-63 or Catarina.Ihre@lundinmining.com

Sophia Shane, Investor Relations, North America: +1-604-689-7842 or sophias@namdo.com

Lombador Deposit

Drillhole Information

				Est. True
Drillhole	From (m)	To (m)	Interval (m)	Width (m)	Cu %	Pb %	Zn %
ND20A	658.0	666.0	8.0	8.0	0.20	0.80	6.81
plus	738.0	752.0	14.0	14.0	0.30	1.76	9.82
ND20A-1	696.0	731.0	35.0	34.0	0.35	3.16	9.44
ND22	798.0	822.2	24.2	23.4	No Significant Values
ND22-1	808.0	812.0	4.0	4.0	0.39	0.17	5.88
plus	828.0	830.4	2.4	2.4	1.60	0.51	2.66
NE18B-1	619.9	626.7	6.8	6.5	0.18	1.04	4.71
NE18C	712.9	719.0	6.1	6.1	5.38	0.44	0.02
plus	731.0	744.4	13.4	13.4	1.20	1.46	6.22
NE18C-2	626.5	628.4	1.9	1.8	0.17	2.57	6.29
plus	729.5	735.8	6.3	6.2	2.43	2.95	0.08
plus	743.8	763.2	19.4	19.2	0.38	2.07	7.21
NE18C-3	741.3	745.0	3.7	3.5	1.52	1.38	0.07
plus	747.0	777.0	30.0	28.0	0.46	2.51	8.11
incl.	766.0	776.0	10.0	9.3	0.35	4.46	12.90
NF22A	911.0	966.0	55.0	53.0	0.35	2.47	8.51
incl.	922.0	950.0	28.0	27.0	0.29	3.96	11.07
NG18	820.8	823.3	2.5	2.5	2.51	0.18	0.04
plus	838.2	841.6	3.4	3.4	0.40	0.49	3.87
plus	846.6	850.0	3.4	3.4	2.60	1.03	3.32
NG18-1	796.5	823.0	26.5	25.0	0.73	0.61	5.67
incl.	814.5	822.0	7.5	7.1	0.79	1.19	7.19
NG20	863.0	895.0	32.0	30.4	0.46	2.44	9.82
plus	917.0	925.0	8.0	7.6	2.57	0.22	0.76
NG22	927.5	944.0	16.5	16.5	0.45	1.24	8.68
NH18	872.7	876.0	3.3	3.2	2.25	0.11	0.07
plus	881.0	885.0	4.0	3.9	1.74	0.26	4.91
NI18B	876.0	881.4	5.4		No Significant Values
NI18B-1	907.0	920.6	13.6	13.0	1.47	0.55	6.05
NK22A	1,079.0	1,083.0	4.0	4.0	2.64	0.20	0.14
NK22A-1	1,076.0	1,121.7	45.7	43.7	0.43	1.51	4.44
NL16-1	896.0	898.0	2.0	2.0	2.60	0.03	0.13
NL20B	983.0	985.3	2.3	2.3	3.30	0.42	0.07
plus	1,003.4	1,008.0	4.6	4.6	2.26	0.24	1.73
NM16A	991.9	996.5	4.6	4.4	0.34	1.15	4.04
NM18B	1,053.3	1,055.0	1.7	1.7	No Significant Values

Location of Drill Plan
M Zone
Mine Site
CW Zone
K2 Zone
CW South East Zone
R Zone
K Zone
G North East Zone
G West Zone
N
0
0.5
1
kilometres
G Zone

GALMOY M-ZONE DRILL RESULTS

Hole no	From	To	Interval	Dip	True	Average Zn	Average Pb	Average Ag
					Thickness	Grade %	Grade %	Grade g/T
GY342	82.4	85.8	3.40	-90	3.40	2.33	0.21	n/a
GY690	90.00	93.10	3.10	-90	3.10	3.91	0.22	0.35
GY701	87.50	92.20	4.70	-75	4.54	7.51	0.44	8.28
GY714	85.20	91.00	5.80	-67	5.34	21.83	1.55	8.51
GY717	108.50	112.15	3.65	-48	2.71	12.04	0.46	4.25
GY722	81.60	88.00	6.40	-72	6.09	10.78	0.59	2.33
GY724	86.00	90.30	4.30	-90	4.30	14.25	2.02	4.39
GY727	83.00	87.20	4.20	-84	4.18	8.89	0.84	5.76
GY729	91.30	95.70	4.40	-74	4.03	44.38	5.64	4.97
GY730	94.10	95.40	1.30	-74	1.19	19.91	2.48	4.92
GY734	99.90	102.50	2.60	-62	2.30	17.58	0.96	6.50
GY737	89.00	94.40	5.40	-80	5.32	18.69	2.42	5.59
GY738	88.80	97.50	8.70	-74	8.36	8.78	0.97	4.56
GY740	94.00	102.50	8.50	-63	7.57	11.69	5.87	5.45
GY742	100.70	102.70	2.00	-61	1.75	9.50	1.25	5.33